Mail Stop 03-05
      January 10, 2005

Mr. T.M. Williams
President and Chief Executive Officer
Bingo.com, Inc.
Suite 1405, 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3

Re:	Bingo.com, Inc.
	Amendment No. 1 to Form S-4 filed December 21, 2004
	File No. 333-120120

Dear Mr. Williams,

      We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your supplemental response to our prior comment 4 but reissue the comment in part. Please tell us whether any materials were provided to the majority stockholders prior to their decision to approve the proposed transaction by written consent, and if so, describe those materials for us.

The Merger, page 19

2. Please revise the first sentence of the introductory paragraph to reflect that the information statement/prospectus must be "declared effective" by the SEC, not "approved" by the SEC because that statement is not accurate. We note your revised disclosure in the summary subsection "What is Needed to Complete the Merger" in this regard.

3. Furthermore, please include mention of the 20-day waiting requirement under our proxy rules in the introductory paragraph.

Bingo Anguilla`s Reasons for the Merger, page 20

4. We note from your response to prior comment 22 your statement that you have included a discussion of alternatives that were considered;
however, we are unable to locate where in the "Reasons for the Merger" section you have discussed any alternatives that were considered. Please clarify.

5. Furthermore, we note that your revised disclosure in response to prior comment 22 includes just one potential drawback to the transaction that you considered. Supplementally confirm that was the only drawback considered, and that there were no potential drawbacks relating to, for example, the differences between the rights of shareholders as a Florida corporation, and as an Anguilla, British West Indies corporation.

Bingo.com Domain Name, page 35

6. We note your response to our prior comment 31. You state that Mr.
Williams was neither a director nor officer at the time of the sale of the domain name. If material, please further clarify the specific nature of his relationship to, or role with, the company at that time.

Free Bingo Business, page 36

7. Please more clearly state the nature of the "multiple revenue streams" you have built with online merchants, and clarify how these referral fees work. It appears from your discussion in the "build multiple revenue streams" section that you only have 3 such relationships at this time. Also consider a specific cross-reference to that later section.

Overview, page 45

8. We note your supplemental response to our prior comment 40. We suggest that you include some version of this discussion in the registration statement.

Voting Rights, page 56

9. We note your response to our prior comment 43. Please clarify, if true, that the bylaws of both Bingo Anguilla and Bingo Florida require that the Company`s share register be kept at its registered office. In addition, please consider disclosing any information you may deem relevant regarding shareholder access to corporate records.

Certain Relationships and Related Transactions, page 63

10. Please clarify the dates on which the debts described in the first three paragraphs were incurred, and the purpose of the loan amounts with year-end dates you have included in parenthesis.

11. In addition, please identify the company owned by T.M.
Williams
in the second and third paragraphs.

12. In the fourth paragraph of this section, please clarify which company was issued 200,000 common stock purchase warrants, and on what date those warrants were issued.

13. We note your response to our prior comment 48. Please further confirm that the related party agreements identified in this section are not material under Item 601(b)(10) of Regulation S-K, and therefore, you have not filed them as exhibits.

Exhibit 8.1

14. We re-issue our prior comment 55 with respect to Exhibit 8.1.
Please revise the penultimate paragraph of Jay Eaton`s opinion, to remove the language limiting investor reliance on the opinions.

Closing

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Daniel Morris at (202) 824-5228 or me at
(202)
942-2936 with any questions.


      Regards,



Sara W. Dunton
Branch Chief
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Bingo.com, Inc.
January 10, 2005
Page 1